Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media Corporate Update

VANCOUVER, BC – November 20th, 2012 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), provided the following corporate update:

Renewal of Terms with Tesco PLC:

The Company has agreed to terms of a new multi-year agreement with Tesco PLC. Under the terms of the new agreement, PNI will continue to provide online technologies on behalf of Tesco. PNI started operating under the financial terms of the agreement in July of this year. PNI will earn fees similar to those it earns from other like-sized global retailers, which the Company anticipates will result in lower fees booked as revenue going forward.

Launch of All-New Android App:

The Company has launched an all-new Android OS tablet app as part of the Tesco online photo centre. The new Android app directly connects to the PNI Digital Media Platform, enabling consumers to easily create and upload photo orders, post and pull photo images from their online account to their Android powered tablet, and submit orders to any eligible retail location to receive and print photo orders for in-store pick up in as little as one hour. The new Android app is available today on Google Play.

Services Change for ASDA Stores Ltd:

PNI is no longer providing online photo services for ASDA Stores Ltd, however PNI continues to provide in-store kiosk software to ADSA through its UK distributors.

Notice of Earnings Release:

The Company will provide fiscal 2012 fourth quarter and year-end financial results on Wednesday, December 12th, 2012. Further details including conference call and webcast information will be provided closer to the date.

About PNI Digital Media- PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com

News Release	For Immediate Release

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are copyright of their respective owners.